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SEC FILE NUMBER
8-66088

Securities and Exchange Commission
RECEIVED
MAR 01 2010
Branch of Registrations and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schottenfeld Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Risi (212) 300-2247
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schottenfeld Group LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 20 10

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SCHOTTENFELD GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Schottenfeld Group LLC

We have audited the accompanying statement of financial condition of Schottenfeld Group LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schottenfeld Group LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2010

SCHOTTENFELD GROUP LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 12,592
Due from clearing broker	3,225,720
Other assets	294,463
	$ 3,532,775
Liabilities	
Accounts payable and accrued expenses	$ 2,518,392
Due to affiliate	8,558
	2,526,950
Contingencies (Note G)	
Members' Capital	1,005,825
	$ 3,532,775

See notes to statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Schottenfeld Group LLC (the "Company") was organized as a Delaware limited liability company and commenced operations as a registered broker/dealer in June 2004. The Company trades securities for its own account and provides commission based agency services as an introducing broker for its institutional clients, including certain related parties as described in Note D. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule.

The Company's members determined to cease the proprietary trading operation of the Company effective October 1, 2009 and, based on the downsizing of operations, the Company reduced capital by making distributions to the members. The distributions consisted of cash and other assets net of certain liabilities. Investments and securities sold short were distributed at fair value, other assets and liabilities were distributed at book value.

[2] Valuation of securities:

In connection with its proprietary trading, the Company carried its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs.

[3] Due from clearing broker:

The clearing and depository operations for the Company's transactions are provided by Goldman Sachs Execution and Clearing, L.P. ("GSEC") pursuant to a clearance agreement. At December 31, 2009, the receivable from clearing broker represents deposits with the broker. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1 million. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

[4] Revenue recognition:

Commission income and expense, related clearing expenses and all securities transactions are recorded on a trade-date basis. Trading gains and losses are determined using the identified cost method. Interest income and expense are recorded on the accrual basis.

[5] Furniture and equipment:

Effective November 30, 2009, the Company's furniture, equipment, and leasehold improvements were conveyed to two commonly controlled entities for cash equal to the net book value of the assets. Through November 30, 2009, furniture, equipment and leasehold improvements were recorded at cost. Depreciation of furniture and equipment was computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements were amortized by the straight-line method over the lesser of the estimated useful life of the assets or the lease period.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $710,762 which was $542,299 in excess of its required net capital of $168,463. The Company's net capital ratio was 3.6 to 1.

NOTE C - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the positions are "more likely than not" to be sustained assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open years (after December 31, 2005) and concluded that no provision for unrecognized tax benefits or expense is required in this financial statement.

NOTE D - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to Schottenfeld Associates LP, an investment partnership which is managed and controlled by one of the members of the Company.

Through September 30, 2009, the Company engaged the services of Roadrunner Capital Partners LLC ("Roadrunner"), a commonly controlled entity to manage certain of its assets in connection with the Company's proprietary securities trading activities.

Roadrunner is the lessee and obligor on the premises lease for the office facilities occupied by the Company. Through September 30, 2009, based on an informal arrangement between the Company and Roadrunner, the Company bore all lease costs incurred. Effective October 2009, the Company entered into a space sharing and expense agreement with Roadrunner, pursuant to which the Company is billed monthly for certain covered expenses, primarily occupancy related costs, based on an agreed allocation percentage.

The Company also maintains an expense sharing agreement with another commonly controlled entity, Koyote Trading, LLC ("Koyote"). The Company provides Koyote with administrative and managerial resources, and is reimbursed periodically pursuant to the terms of the agreement.

NOTE E - SUBORDINATED LOAN PAYABLE

A $3,000,000 subordinated loan, payable to Goldman Sachs Credit Partners L.P., an affiliate of the Company's clearing broker, was fully repaid on August 31, 2009.

NOTE F - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

SCHOTTENFELD GROUP LLC

Notes to Statement of Financial Condition
December 31, 2009

NOTE F - CONCENTRATION OF CREDIT RISK (CONTINUED)

As of and for the year ended December 31, 2009, the clearing and depository operations are provided by one clearing broker. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such accounts.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE G - CONTINGENCIES

During October and November 2009 and January 2010, the SEC filed and amended complaints alleging that several former traders for the Company, the Company and other unaffiliated entities and persons participated in insider trading activities. The alleged insider trading activities imputed or attributable to the Company occurred over the course of 2007. The SEC seeks disgorgement of trading profits and/or losses avoided with prejudgment interest as a result of the alleged insider trading, as well as civil monetary penalties. Management has recorded a provision of $2 million in connection with this matter which is included in accrued expenses at December 31, 2009.

NOTE H - SUBSEQUENT EVENTS

Management has evaluated events through February 25, 2010, the date that this financial statement was available to be issued.